

April 12, 2011

Eng Chow
President
Enchow Education Corporation
4705 Metro Plaza
183 Tianhe Bei Lu
Tianhe, Guangzhou
China 610000

> **Re:** **Engchow Education Corporation**
> **Form 10-12G**
> **Filed March 28, 2011**
> **File No. 000-54314**

Dear Mr. Chow:

We have reviewed your Form 10 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

Item 2.  Financial Information

Plan of Operation.

2.  You state that Engchow Education raised $20,100 with the issuance of shares to 43
    individuals.  However your statement of shareholders' equity states that $20,050
    worth of stock was issued for services.  Please clarify.

Report of Independent Registered Public Accounting Firm, page F-1

3.  We note your report of independent registered public accounting firm states that "we
    conducted our audits in accordance with standards of the Company Accounting
    Oversight Board (United States)."  Please confirm whether your auditors intended to
    state "in accordance with standards of the Public Company Accounting Oversight
    Board."  If necessary please revise accordingly.

Statement of Cash Flows, page F-5

4.  Based on your statement of shareholders' equity on page F-4, it appears you issued
    stock for services.  As such, it is not clear to us why you show proceeds from
    common stock as cash flow from financing activities.  Stock issued for services
    should be disclosed as a non-cash activity.  Please clarify or revise accordingly.
    Disclose in detail information about your stock issuances in the notes to your
    financial statements.

    We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

*   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

You may contact Inessa Kessman, Staff Accountant, at 202-551-3371 or Ivette Leon, Assistant Chief Accountant, at 202-551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Celeste Murphy, Legal Branch Chief, at 202-5513257 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste Murphy for
Larry Spirgel
Assistant Director

cc:      Via facsimile to (949) 673-4525
              Lee W. Cassidy, Esq.